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SEP 06 2019

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 St. Andrews Court, Suite 210
(No. and Street)

Mankato	MN	56001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Ryan 507-625-5876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph Michaletz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAI Securities, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

NICOLE MARIE ROUBIK
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DAI Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DAI Securities, LLC, formerly Lewis Financial Group, L.C. as of June 30, 2019, the related statements of income, changes in member's equity, and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DAI Securities, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DAI Securities, LLC's management. Our responsibility is to express an opinion on DAI Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DAI Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of DAI Securities, LLC's financial statements. The supplemental information is the responsibility of DAI Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA
We have served as DAI Securities, LLC, formerly Lewis Financial Group, L.C.'s auditor since 2004.

Flower Mound, Texas
August 26, 2019

DAI SECURITIES, LLC
Statement of Financial Condition
June 30, 2019

Assets

Cash	$ 613,715
Receivable from related party	855
Commissions receivable	631,614
Prepaid expenses	10,042
Clearing deposit	10,000
TOTAL ASSETS	**$ 1,266,226**

Liabilities and Member's Equity

Accrued expenses	$ 2,732
Payable to related party	413,183
Commissions payable	451,475
Total Liabilities	867,390
Member's Equity	398,836
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,266,226**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Income
Year Ended June 30, 2019

Revenue	
Mutual fund commissions	$ 189,691
Insurance commissions	1,207,578
Private placement commissions	5,159,699
Due diligence fees	1,015,571
Other income	2,332
Total Revenue	$ 7,574,871
Expenses	
Compensation and related costs	$ 6,638,652
Clearing costs	13,706
Communications	11,981
Occupancy and equipment	22,860
Professional fees	20,293
Regulatory fees	17,028
Related party allocated expenses	635,861
Travel and entertainment	15,959
Other expenses	4,697
Total Expenses	$ 7,381,037
NET INCOME	$ 193,834

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2019

Members' equity, June 30, 2018	$	130,002
Net income		193,834
Capital contribution		75,000
Member's equity, June 30, 2019	**$**	**398,836**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2019

Cash Flows from Operating Activities	
Net income	$ 193,834
Adjustments to reconcile net income to net cash used in operating activities:	
Change in assets and liabilities	
Decrease in receivable from related party	6,943
Decrease in commissions receivable	887,624
Increase in prepaid expenses	(171)
Decrease in accrued expenses	(3,272)
Increase in payable to related party	413,183
Decrease in commissions payable	(1,553,952)
Net cash used in operating activities	(55,811)
Cash Flows from Financing Activities	
Capital contribution	75,000
Net cash provided by financing activities	75,000
Net increase in cash	19,189
Cash at beginning of year	594,526
CASH AT END OF YEAR	**$ 613,715**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for interest was $107 and there was no cash paid for income taxes.

See notes to financial statements.

DAI SECURITIES, LLC
Notes to Financial Statements
June 30, 2019

Note 1 – Nature of Business and Summary of Significant Accounting Polices

Nature of Business:

DAI Securities, LLC (Company), formerly Lewis Financial Group, L.C., was organized in May 1994 as a Louisiana limited liability company. The Company converted the jurisdiction of organization from Louisiana to Minnesota effective May 31, 2019. In March 2019, Michaletz Partners, LLC (Parent) completed the purchase of 100% of the membership interests of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC). The Company's corporate office is in Mankato, Minnesota.

The Company operates under the exemptive provisions of Rule 15c3-3(k); (2)(i) and (2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing mutual fund and insurance brokerage, and private placement of securities on a best efforts basis and due diligence related to private placements. The majority of the Company's customers are individuals located through the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Revenue Recognition

The Financial Accounting Standards Board (FASB), issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018 using the modified retrospective approach which had no effect on the Company's reported financial position or results of operations.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to the performance obligations that have been satisfied in prior periods.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission and in some instances a due diligence fee. Commissions and due diligence fees are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of the Parents members; therefore, federal income taxes are not payable by, or provided for, the Company.

The Company is subject to state income tax.

As of June 30, 2019, open federal tax years include the tax years June 30, 2016 through June 30, 2018.

Note 2 – Net Capital Requirements/Net Capital Deficiency

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the 15-1 . Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1. At June 30, 2019, the Company had net capital of $164,862, which was $107,036 in excess of its required net capital of $57,826. The ratio of aggregate indebtedness to net capital was 5.26 to 1.

DAI SECURITIES, LLC
Notes to Financial Statements
June 30, 2019

Note 2 – Net Capital Requirements/Net Capital Deficiency (continued)

The Company had a net capital deficiency from approximately May 31, 2018 through July 18, 2018. The Company became aware of the deficiency on July 23, 2018, and notified FINRA and the SEC on July 24, 2018.

Note 3 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company is under the control of its Parent, is economically dependent on the managing member and has a concentration of services provided by Discipline Advisors, Inc. (Advisor), a related party. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and Advisor were not consummated on terms equivalent to arm's length transactions.

The managing member, a registered securities representative of the Company, generated approximately 94% of the Company's total revenue. This registered representative's compensation was approximately 92% of the Company's total compensation and related costs and approximately 83% of the commissions payable at year end. The Company is economically dependent on this registered representative.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency (continued)

Under an Agreement for Payment of Expenses between the Company and Advisor, effective November 1, 2018, Advisor agrees to pay certain expenses and allocate such expenses to the Company and the Company agrees to reimburse Advisor monthly for such allocated expenses. The allocated expenses consist primarily of compensation and related costs, office rent and overhead, technology costs and travel. Advisor began allocating expenses under this Agreement April 1, 2019, after Parent completed the purchase of the Company. Prior to April 1, 2019, the currently allocated expenses were provided to the Company at no cost. The expenses allocated by Advisor on behalf of the Company totaled $635,861 for the period from April 1, 2019 to June 30, 2019, of which $413,183 was payable to Advisor at June 30, 2019. The Agreement may be terminated by either party by 90 days advance written notice. In addition to the allocated expenses, the Company paid Advisor $15,693 in consulting fees. The Company has a concentration of services provided by Advisor.

Note 5 – Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has cash held at Regions Bank totaling $613,715 or approximately 48% of the Company's total assets at June 30, 2019. Cash held is in excess of FDIC insurance of $250,000, creating a credit risk of $363,715 at June 30, 2019. Cash balance fluctuates on a daily basis.

The Company had commissions receivable of $374,351 due from one private placement sponsors managing broker-dealer, which represents approximately 59% of commissions receivable and 30% of total assets at June 30, 2019.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries accounts of the customers of the Company is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

DAI SECURITIES, LLC
Notes to Financial Statements
June 30, 2019

Note 6 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There are currently no asserted claims or legal proceedings against the Company; however, any such future action against the Company could have a substantial and adverse impact on the financial condition, results of operations or cash flows of the Company.

Note 7 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2019, through August 26, 2019, the date which the financial statements were available to be issued.

Schedule I

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2019

Net Capital Computation

Total member's equity qualified for net capital	$ 398,836
Deductions and/or charges	
Non-allowable assets:	
Receivable from related party	855
Commissions receivable	223,077
Prepaid expenses	10,042
Total deduction and/or charges	233,974
Net Capital	$ 164,862
Aggregate indebtedness	
Accrued expenses	$ 2,732
Related party payable	413,183
Commission payable	451,475
Total aggregate indebtedness	$ 867,390
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 57,826
Net capital in excess of minimum requirement	$ 107,036
Ratio of aggregate indebtedness to net capital	5.26 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2019 as filed by DAI Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2019

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to sections (k)(2)(i) and (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DAI Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DAI Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DAI Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) and (2)(ii) (exemption provisions) and (2) DAI Securities, LLC stated that DAI Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DAI Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DAI Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs(k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 26, 2019

DAI

disciplineadvisors.com

T 507.625.5876
150 St. Andrews Court, Suite 210, Mankato, MN 56001

EXEMPTION REPORT

DAI Securities, LLC (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

DAI SECURITIES, LLC

I, Joseph Michaletz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Member

August 26, 2019

DAI

disciplineadvisors.com

T 507.625.5876
150 St. Andrews Court, Suite 210, Mankato, MN 56001

September 3, 2019

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
SEP 06 2019
Washington, DC

RE: Audited Financial Statement

To Whom it May Concern;

Please find enclosed the financial statements of DAI Securities, LLC for fiscal year end June 30, 2019. The enclosed statement is to replace the previously submitted financial statement and footnotes that were previously provided on August 28, 2019.

Please note that the only change is that DAI Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii). The previously submitted report did not reference both provisions.

Should you have questions or need additional information please feel free to contact me direct at 248-224-8713 or kimberlyr@disciplineadvisors.com.

Warm regards,

Kimberly Ryan

Kimberly Ryan
Chief Financial Officer

Enc.